File No. 82-1548
Exemption No. 12g3-2(b)

First Quarter
Ended December 31, 2008

09045773



WIRELESS2 TECHNOLOGIES INC

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
As At December 31 and September 30, 2008

	December 31 2008 $	September 30 2008 $
ASSETS		
Current		
Cash	**2,217,533**	2,345,722
Accounts receivable	**233,995**	282,098
Inventory	**439,241**	401,502
Prepaids	**45,434**	34,483
	2,936,203	3,063,805
Property and equipment	**60,715**	42,429
Other assets	**14,170**	12,959
	3,010,988	3,119,193
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**299,470**	428,405
Customer deposits	**11,933**	6,626
Income taxes payable	**15,834**	40,440
	327,237	475,471
SHAREHOLDERS' EQUIITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Accumulated other comprehensive loss	**(179,326)**	(232,224)
Accumulated deficit	**(12,038,344)**	(12,025,475)
	2,683,751	2,643,722
	3,010,988	3,119,193

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" (signed)

Director

"K.R. Tolmie" (signed)

Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Three Months Ended December 31, 2008 and 2007

	FIRST QUARTER	
	2008	2007
	$	$
Revenues	**690,548**	772,584
Cost of sales	**477,648**	460,146
Gross Profit	**212,900**	312,438
Sales and marketing	**131,917**	130,851
General and administration	**126,033**	128,312
Research and development	**63,638**	52,081
Financing charges	**7,464**	1,406
Depreciation and amortization	**4,715**	2,850
Foreign exchange (gain) loss	**(107,998)**	6,329
	225,769	321,829
Net Loss	**(12,869)**	(9,391)
Net Loss per share		
Basic and diluted	**($0.00)**	($0.00)
Weighted average number of shares		
Basic and diluted	**18,758,642**	18,758,642

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Three Months Ended December 31, 2008 and 2007

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Comprehensive Loss $	Total Shareholders' Equity $
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	(306,462)	2,573,460
Foreign currency translation income	-	-	16,436	-	16,436	16,436
Net loss	-	-	-	(9,391)	(9,391)	(9,391)
Balance at December 31, 2007	14,500,112	401,309	(263,073)	(12,057,843)	(299,403)	2,580,505
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)	(259,177)	2,643,722
Foreign currency translation income	-	-	52,898	-	52,898	52,898
Net loss	-	-	-	(12,869)	(12,869)	(12,869)
Balance at December 31, 2008	14,500,112	401,309	(179,326)	(12,038,344)	(219,148)	2,683,751

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows (Unaudited)
Three Months Ended December 31, 2008 and 2007

	FIRST QUARTER	
	2008	2007
	$	$
OPERATING ACTIVITIES		
Net loss	**(12,869)**	(9,391)
Items not involving cash:		
Depreciation and amortization	**4,716**	2,850
Exchange adjustment	**45,204**	16,158
Non-cash working capital changes	**(148,820)**	(78,632)
	(111,770)	(69,015)
INVESTING ACTIVITIES		
Property and equipment acquisitions	**(16,420)**	(4,204)
	(16,420)	(4,204)
Net increase (decrease) in cash	**(128,189)**	(73,219)
Cash, beginning of period	**2,345,722**	1,659,633
Cash, end of period	**2,217,533**	1,586,414
Supplementary Cash Flow Disclosure		
Interest Paid	**-**	-
Income taxes paid	**24,606**	-

See accompanying notes to consolidated financial statements

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGES IN ACCOUNTING POLICIES

CICA Handbook Section 1400, *General Standards of Financial Statement Presentation,* requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories*, provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2008 as set out in the Company's Annual Report.

4. SUPPLEMENTARY CASH FLOW INFORMATION

Change in non-cash working capital

	2008	2007
	$	$
Accounts receivable	**48,103**	(51,097)
Inventory	**(37,739)**	(18,873)
Prepaids	**(10,951)**	(8,503)
Accounts payable and accrued liabilities	**(128,935)**	(189)
Customer deposits	**5,307**	30
Income taxes payable	**(24,606)**	-
	(148,821)	(78,632)

5. LOANS PAYABLE

	2008	2007
	$	$
Loan payable, unsecured without interest	-	9,695
4% Notes Payable, unsecured	-	9,695
	-	19,389

Management Discussion & Analysis
as at February 10, 2009

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2008 Annual Report. Additional information relating to the Company is filed on SEDAR at www.sedar.com

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2008 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of Operations
The consolidated financial statements for the three months ended December 31, 2008 and 2007 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the first quarter ended December 31, 2008 were $690,548 compared to $772,584 for the same period last year, a decrease of 11% and $82,036. Total gross profit for the first quarter was 31% of revenues and $212,900 compared to 40% and $312,438 in the prior year. The decrease in gross profit is attributable to the decreased sales volumes against which overheads may be absorbed and from the product mix of sales.

Expenses, excluding foreign exchange, increased $18,267 or 6% to $333,767 from $315,500 in 2007. The majority of the increase is attributable to increased research and development activities. Foreign exchange was impacted by the change in the United States dollar compared to the Canadian dollar resulting in a gain in 2008 of $107,998 compared to a loss in 2007 of $6,329.

The net loss for the first quarter was $12,869 and $0.00 per share, an increase of $3,478 from the loss of $9,391 and $0.00 per share for the comparative period.

Quarterly Results	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008	2nd Qtr 2008
	$	$	$	$
Revenues from continuing operations	690,548	787,692	701,244	898,692
Income (loss) before discontinued operations	(12,869)	(68,247)	(45,218)	37,539
Loss from discontinued operations	-	-	108,294	-
Net Income (loss)	(12,869)	(68,247)	63,076	37,539
Net income (loss) per share- Basic and diluted	(0.00)	(0.00)	0.00	0.00

Quarterly Results	1st Qtr 2008	4th Qtr 2007	3rd Qtr 2007	2nd Qtr 2007
	$	$	$	$
Revenues from continuing operations	772,584	892,708	713,431	989,453
Income (loss) before discontinued operations	(9,391)	(169,600)	(98,933)	45,236
Loss from discontinued operations	-	(26,319)	(9,917)	-
Net Income (loss)	(9,391)	(143,281)	(108,850)	45,236
Net income (loss) per share- Basic and diluted	(0.00)	(0.01)	(0.00)	0.00

A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2008 and 2007 were reduced as the average exchange rate fell from 1.14 in 2006 to 1.11 in 2007 and 1.01 in 2008. The exchange rate for the first quarter of 2009 averaged 1.22. For the first quarter of 2009, the Company experienced reduced demand for its products resulting from the economic downturn and the restraint of cash available to its customers.

Liquidity
Working capital at December 31, 2008 was $2,608,966, an increase of $20,632 from September 30, 2008.

Operating activities used cash of $111,769 compared to $69,015 in 2007. Investments in new equipment and assets used cash of $16,420 compared to $4,204 in 2007.

Capital Resources
At December 31, 2008, the Company had working capital of $2,608,966 as compared to $2,588,334 at September 30, 2007. The Company had no long term debt and had 18,758,642 common shares issued and outstanding at December 31, 2008.

The Company had no commitments for material capital expenditures as of December 31, 2008.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has no exposure to asset backed commercial paper.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Operating Leases	$738,870	$83,301	$164,245	$174,512	$316,812
Total Contractual Obligations	$738,870	$83,301	$164,245	$174,512	$316,812
*Not including purchase commitments to suppliers					

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $17,250 (2007 - $19,500) were charged by companies controlled by individuals who are officers or directors of the Company. Fees in relation to legal services provided of $2,930 (2007 - $10,449) were paid to a law firm, a partner of which was a related party during the quarter.

Legal matters
The Company has received notice of a legal suit in which it is named as a defendant. Management believes the suit has no merit and is defending against the suit. No accrual has been made in the Company's accounts as the outcome of the lawsuit is currently unknown.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Subsequent Events
None

Looking forward
Wireless2 has been looking at business opportunities during the quarter and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical moved to a larger facility in the second quarter of 2007. Tactical had a backlog of approximately $430,000 at December 31, 2008 which is reduced from prior periods. Tactical has taken steps to reduce staff and expenses where possible while the economic downturn continues. Tactical expects to achieve positive net earnings for fiscal 2009.

Risk Management

Capital risk management

Management defines capital as long term debt plus shareholders' equity which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial Risk Management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at December 31, 2008.

Interest Rate Risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign Exchange Risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time.

Credit Risk

Credit Risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining a cash deposit from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity Risk
The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal and budgeted operating and capital expenditures.

Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at December 31, 2008.

Changes in accounting policies
CICA Handbook Section 1400, *General Standards of Financial Statement Presentation,* requires an entity to assess and disclose an entity's ability to continue as a going concern. This Section is applicable financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 3031, *Inventories*, provides more guidance and disclosure requirements for inventories. This Section is applicable to financial statements relating to fiscal years beginning on or after January 1, 2008. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The change in accounting policy did not have a material effect on the consolidated financial statements.

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company is currently evaluating the impact the adoption of IFRS will have on the Company's consolidated financial statements.

Disclosure Controls and Procedures
The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequate and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiary, would have been known to them as of the fiscal year ended September 30, 2008.

As well, as of the end of the fiscal year ended September 30, 2008, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2008 and the first quarter ended December 31, 2008, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer
February 10, 2009

"Ian M. Brown"

Chief Financial Officer
February 10, 2009

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
Wireless2 Technologies Inc.
Director, Chairman & Chief Executive Officer
Tactical Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
Wireless2 Technologies Inc.

Richard B. Snyder
President
Tactical Technologies Inc.

Bernard J. Zinkhofer*
Director
Wireless2 Technologies Inc.

Kenneth R. Tolmie*

Director, Chairman, Audit Committee
Wireless2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

Wireless2 Technologies Inc.
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
Tactial Technologies Inc. (United States)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,769,711
(at February 6, 2009)